Exhibit 21.1

Subsidiaries of Zymergen Inc. as of December 31, 2021

Name	Direct Parent	Jurisdiction
1776 Pharmaceuticals LLC	Zymergen Inc.	Delaware
enEvolv, Inc.	Zymergen Inc.	Delaware
Genesis Acquisition Sub, LLC	Zymergen Inc.	Delaware
Lodo Therapeutics Corporation	Zymergen Inc.	Delaware
Zymergen International HoldCo Inc.	Zymergen Inc.	Delaware
Zymergen Japan GK	Zymergen Inc.	Japan
Zymergen Spain, S.L.	Zymergen International HoldCo Inc.	Spain
Zymergen Taiwan Co., Ltd.	Zymergen International HoldCo Inc.	Taiwan